Exhibit (a)(1)

FOR IMMEDIATE RELEASE

Contacts: David Banks of U S WEST, Inc.
          (303) 896-3040
          Edward McCarthy of Beacon Hill Partners, Inc.
          (212) 843-8500

                    U S WEST ANNOUNCES TENDER OFFER RESULTS


COLORADO, June 21, 1999 - U S WEST, Inc. (NYSE: USW) announced today that it has instructed the Bank of New York, the Depositary, under its tender offer for 39,259,305 shares of Global Crossing Ltd. (Nasdaq: GBLX) to accept for payment the shares tendered pursuant to the tender offer. U S WEST, Inc. also announced that 240,408,157 shares were tendered pursuant to the tender offer which is 201,148,852 shares more than the number of shares which U S WEST, Inc. offered to purchase pursuant to the tender offer. Accordingly, U S WEST, Inc. has commenced the proration process for determining which shares will be accepted for payment. As specified in the Offer to Purchase relating to the tender offer, such proration will be based on the number of shares validly tendered and not withdrawn by a shareholder to the total number of shares validly tendered and not withdrawn by all shareholders (with adjustments to avoid purchases of fractional shares). U S WEST, Inc. expects to announce the proration factor and to instruct the Depositary to commence payment for shares purchased pursuant to the tender offer in approximately five (5) days.


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